Exhibit 99.1

Oriental Culture Holding LTD Announces First Half Year of 2022 Unaudited Financial Results

Hong Kong, December 23, 2022 – Oriental Culture Holding LTD. (“OCG” or the “Company”) (NASDAQ: OCG), a leading online provider of collectibles and artwork e-commerce services, today announced its unaudited financial results for the six months ended June 30, 2022.

First Half Year of 2022 Financial Highlights

●	Total revenues were approximately $17.0 million for the six months ended June 30, 2022, compared with the total revenues of approximately $24.5 million for the six months ended June 30, 2021.

●	Gross profit was approximately $16.0 million for the six months ended June 30, 2022, compared with approximately gross profit of $23.1 million for the six months ended June 30, 2021.

●	Gross margin was 93.7% for the six months ended June 30, 2022, compared with a gross margin of 94.3% for the six months ended June 30, 2021.

●	Income from operations was approximately $5.1 million for the six months ended June 30, 2022, compared with income from operations of approximately $9.7 million for the six months ended June 30, 2021.

●	Net income was approximately $5.6 million for the six months ended June 30, 2022, compared with net income of approximately $10.1 million for the six months ended June 30, 2021.

Impact of COVID-19

Beginning in late 2019, there was an outbreak of COVID-19 (coronavirus) which spread quickly across many parts of China, the U.S. and worldwide. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. Although the COVID-19 has mostly under control worldwide, the outbreak of the Omicron variant has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in many part of China for the first few months in 2022. Our business and results of operations have been affected due to office closures and disruption in logistics in various parts of China.

China has recently started easing the strict lockdown procedures in early December, which has led to surge in COVID infections and disrupt our business operations. Any future impact of COVID-19 on our operation results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and resurgence of COVID-19 variants and the actions taken by government authorities to contain COVID-19 or treat its impact, almost all of which are beyond our control.

Recent Development

On July 1, 2022, Mr. Huajun Gao and Mr. Aiming Kong, each an 11.64% shareholder of Oriental Culture Holding LTD (the “Company”), were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate approved the arrest of Mr. Gao and Mr. Kong with charge of illegal business operation of Nanjing Jinwang Art Purchase E-commerce Co., Ltd., a company controlled by Mr. Gao and Mr. Kong (“Nanjing Jinwang”). On July 1, 2022, the bank accounts of Nanjing Jinwang were frozen by Nan County Public Safety Bureau, including a trust account into which the customers of the Company deposit their security deposits in order to trade on the Company’s two online trading platforms which the Company has entrusted Nanjing Jinwang for escrow.

Also, on July 1, 2022, Nan County Public Safety Bureau froze certain bank accounts of Kashi Longrui Business Management Services Co., Ltd. (“Kashi Longrui”), Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”) and Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”), all subsidiaries of Jiangsu Yanggu Culture Development Co., Ltd., the variable interest entity of the Company in China (the “VIE”) because they, each had business relationship with Nanjing Jinwang.

Neither the Company nor its VIE or subsidiaries of its VIE has received any notification for enforcement charges from Nan County Public Safety Bureau, other than cash and short term investment in the frozen bank accounts with balances totaling approximately $16.8 million on July 1, 2022 and due from Nangjng Jinwang of approximately $4.0 million relating to the Nanjing Jinwang investigation as described above. Mr. Gao and Mr. Kong are not officers, directors or employees of the Company, its VIE or subsidiaries of the VIE.

Due to the investigation of Nanjing Jinwang and frozen bank accounts, the business operations of the Company have been materially and negatively impacted as its customers experienced difficulties withdrawing their security deposits through online banking and have concerns regarding their deposited funds. The Company has taken remedial measures to assist its customers in withdrawing security deposits, such as through manual and in person application with the bank to transfer funds, so that they will have confidence in the Company and continue to list and trade art and collectible products on the online platforms of the Company. However, there can be no assurance that these measures will restore customer confidence in using the Company’s services efficiently or at all.

As of June 30, 2022, the Company’s fund deposited with Nanjing Jinwang amounted to $4.0 million. As of December 22, 2022, the Company had successfully withdrawn approximately $0.9 million and the Company is in the processing of withdrawing the remaining funds and expects to funds to be fully returned by January 2023.

The investigation of Mr. Gao, Mr. Kong and Nanjing Jinwang is ongoing. The Company has and will continue to communicate with Nan County Public Safety Bureau and other government authorities to obtain more information regarding the investigation and to attempt to unfreeze the bank accounts for the subsidiaries of the VIE. The Company will monitor the development of the investigation and will provide additional information concerning its impact on the Company’s business in due course.

Comment from management

Mr. Yi Shao, Chief Executive Officer of the Company, commented “During the first half of 2022, our business and operation suffered negative impact by the outbreak of Omicron variant with the closure of offices and restrictions on logistics in China. In spite of this circumstance, we are working proactively on operating, expanding new customers and collections, and have achieved reasonable performance.”

Liquidity and Capital Resources

The Company typically financed its operations through internally generated cash and equity financing. As of June 30, 2022, the Company had approximately $40.6 million in cash and short term investment. With approximately $16.8 million cash and investment being frozen as mentioned above, the Company still had approximately $23.7 million in cash and approximately $0.6 million from IPO proceeds escrow account which is expected to be returned to the Company in January 2023. The Company’s working capital was approximately $24.3 million at June 30, 2022, excluding the funds that was frozen.

If the Company is unable to realize its assets within the normal operating cycle of a twelve (12) month period, the Company may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of equity or debt financing from financial institutions; and
●	financial support from our related parties and shareholders.

Based on the above considerations, the Company’s management is of the opinion that it has sufficient funds to meet its working capital requirements and debt obligations as they become due over the next twelve (12) months.

Results of Operations

The tables in the following discussion summarize our unaudited interim condensed consolidated statements of income and comprehensive income for the periods indicated. The operating results in any period are not necessarily of the results that may be expected for any future period.

Six Months Ended June 30, 2022 and June 30, 2021

	For the Six Months Ended June 30,		Variance
	2022	2021	Amount	%
	(Unaudited)	(Unaudited)
Net Revenues	$16,947,668	$24,331,668	$(7,384,000)	-30.3%
Net Revenues – related parties	99,052	129,071	(30,019)	-23.3%
Total operating revenue	17,046,720	24,460,739	(7,414,019)	-30.3%
Cost of revenues	(1,076,308)	(1,397,828)	321,520	-23.0%
Gross profit	15,970,412	23,062,911	(7,092,499)	-30.8%
Operating expenses	(10,896,753)	(13,339,262)	2,442,509	-18.3%
Income from operations	5,073,659	9,723,649	(4,649,990)	-47.8%
Other income	549,796	356,504	193,292	54.2%
Income before income taxes	5,623,455	10,080,153	(4,456,698)	-44.2%
Provision for income taxes	-	-	-	-
Net income	5,623,455	10,080,153	(4,456,698)	-44.2%
Foreign currency translation adjustment	(1,347,769)	(69,596)	(1,278,173)	1,836.6%
Comprehensive income	$4,275,686	$10,010,557	$(5,734,871)	-57.3%
Weighted average number of ordinary shares outstanding – basic and diluted	21,052,813	20,444,712	608,101	3.0%
Basic and diluted earnings per share	$0.27	$0.49	$(0.22)	-44.9%

Revenues:

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated. Our overall decrease in revenue was due to the impact of the COVID-19 variant that caused temporary office closures and disruption in logistics in various parts of China which negatively affected the trading activities on our platform by the customers.

	For the Six Months Ended June 30,				Variance
	2022		2021		Amount	%
	(Unaudited)		(Unaudited)
	Revenue	%	Revenue	%
Listing services fees (1)	$1,249,593	7.3	$4,487,953	18.3	$(3,238,360)	-72%
Transaction fee (2)	12,835,350	75.3	16,265,107	66.5	(3,429,757)	-21%
Marketing service fees (3)	2,855,684	16.8	3,416,630	14.0	(560,946)	-16%
Other revenues (4)*	106,093	0.6	291,049	1.2	(184,956)	-64%
Total operating revenues, net	$17,046,720	100.0	$24,460,739	100.0	$(7,414,019)	-30%

*	Including $99,052 and $129,071 from related parties for the six months ended June 30, 2022 and 2021, respectively

(1) Listing service fees: Our performance obligation is to provide listing on our platform. Listing service fees are calculated based on a percentage of the listing value of collectibles, artworks and commodities. Listing value is the total offering price of the collectible, the artwork or the commodity when the ownership units are initially listed on our trading platform. We utilize an appraised value as a basis to determine the appropriate listing value for each piece of collectible or artwork, or portfolio of collectibles or artwork. In general, listing service fees are recognized upon completion of our performance obligation. Our standard listing fees range from 2.3% to 5.3% for artwork and collectibles and 1%-6% for commodities of the initial listing value. The rate is dependent on the type of listings and is negotiated on a case by case basis. The average listing period is around three months.

Total listing service fees decreased by approximately $3.2 million or 72% from $4,487,953 for the six months ended June 30, 2021 to $1,249,593 for the same period in 2022. During the six months ended June 30, 2022 and 2021, total listing value of listed artwork, collectibles and commodities amounted to approximately $1.5 billion and $1.8 billion, respectively. In addition, there were less listing value generated by new products listings with approximately $33.3 million and $155.4 million for new products listed during the six months ended Jun 30, 2022 and 2021, respectively. The number in new collectibles/artwork and commodities that were listed on our platforms decreased from 187 for the six months ended June 30, 2021 to 29 for the six months ended June 30, 2022.

(2) Transaction fee revenue: Transaction fee revenue is generally calculated based on the transaction value of collectibles, artwork or commodity per transaction for our services to facilitate the trading transactions. Transaction value is the dollar amount of the purchase and sale of the ownership units of the collectibles, artwork or commodities after it is listed on our platform. We typically charge from 0.15% to 0.3% of the transaction value per transaction from both the purchase and sale side of the transaction resulting in an aggregate of 0.3% to 0.6% of total transaction value. Sometimes, we charge a predetermined transaction rate, which is negotiated on a case by case basis, for selected traders with specific large transactions. Transaction fee revenue also includes predetermined monthly transaction fees, which are negotiated case by case for selected traders with high trading volume, and is recognized and earned over the specified service period.

Total transaction fee revenue decreased by approximately $3.4 million or 21% from $16,265,107 for the six months ended June 30, 2021 to $12,835,350 for the same period in 2022. The decrease was mainly due to the decrease in total transaction value. The total transaction value on our platforms decreased from approximately $10.8 billion for the six months ended June 30, 2021 to approximately $8.3 billion for the same period in 2022.

(3) Marketing service fees: Marketing service fee revenue is a fee that we charge for promoting and marketing our customers’ collectible or artwork. The services include assisting our customers in connection with his/her/its listing and trading of his/her/its collectible/artwork on our platform, which mainly includes consulting and supporting services of the marketability for the collectible/artwork; assessing its market value and market acceptance for the collectible/artwork; and assisting in the application and legal protection required for the customer’s collectible/artwork to be approved for listing on our platform. For marketing service contracts in which the related performance obligations can be completed within a short period of time, the Company recognizes the related revenue upon the completion of its performance obligations.

Marketing service agreements also includes providing promotion services for customers’ items as where to place ads on well-known cultural art exchange websites in China, to provide online and offline marketing services including cooperation with auction houses and participate in industry-related exhibitions and fairs. The marketing service fees are charged on various fixed fee basis, which are based on the type of the listing session that the customer applies for and whether the customer has listed and sold its collectible on other platforms before, and they were not tied to the type or value of the underlying collectible/artwork. Marketing service contracts and fees are recognized upon the completion of all performance obligations.

Marketing service fees decreased by approximately $0.6 million or 16% from $3,416,630 for the six months ended June 30, 2021 to $2,855,684 for the same period in 2022. The decrease was due to decreased promotion and listing services for collectible/artwork. During the six months ended June 30, 2022 and 2021, 29 and 187 collectibles/artwork were successfully listed on our platforms, of which we promoted 29 and 51 newly listed collectibles and artwork for our customers, respectively.

(4) Other revenues: Other revenues (including $99,052 and $129,071 from related parties for the six months ended June 30, 2022 and 2021, respectively) primarily includes services fees for IT technical support and revenue from termination of a cooperation agreement for the six months ended June 30, 2021. IT technical support fees are negotiated on a case by case basis and are recognized when the related services have been performed based on the specific terms of the contract. Total other revenues decreased by approximately $0.2 million or 64% from $291,049 (including $129,071 from providing technological services to our related parties) for the six months ended June 30, 2021 to $106,093 (including $99,052 from providing technological services to our related parties) for the same period in 2022. The decrease was because we generated other revenue of approximately $69,000 for the six months ended June 30, 2021 when a third party terminated a cooperation agreement with us in developing an online platform for niche market where we did not have such revenue for the six months ended June 30, 2022.

Cost of Revenues

Cost of revenues decreased by approximately $0.3 million or 23% from $1,397,828 for the six months ended June 30, 2021 to $1,076,308 for the same period in 2022. The decrease in cost of revenues was primarily due to the decrease in storage fees of approximately $0.3 million due to the decrease in the listing value of collectibles/artwork. The warehouse storage fees are based on a certain percentage of the listing value of collectibles/artwork.

Gross Profit

Gross profit for the six months ended June 30, 2022 and 2021 amounted to $15,970,412and $23,062,911, respectively. Gross profit decreased by approximately $7.1 million or 30.8% due to the reasons mentioned above.

Selling and Marketing Expenses

Selling and marketing expenses decreased by approximately $2.8 million or 27.8% from $10,238,213 (including $341,952 to a related party) for the six months ended June 30, 2021 to $7,392,637 (including $43,897 to a related party) for the same period in 2022. The decrease was primarily due to the decrease in marketing expenses of approximately $2.5 million as we paid less commissions due to less new listings and traders introduced by third parties, and the decrease of approximately $0.3 million from a related party as we paid less advertising fees to Kashi Jinwang Art Purchase E-commerce Co., Ltd. due to the decrease of revenues, during the six months ended June 30, 2022 compared to the same period of 2021. The Company has two types of reward program, one is to rebate directly to customers while the other is to reward third party sales agents. Rebates to customers are considered as a reduction in sales price, so the rebate is instantaneous while rebates to third party sales agents is usually paid one to three month in arrears.

General and Administrative Expenses

Our general and administrative expenses increased by approximately $0.4 million, or 13% from $3,101,049 (including $78,716 to a related party) for the six months ended June 30, 2021 to $3,504,116 (including $122,274 to a related party) for the same period in 2022. The increase in our general and administrative expenses was primarily due to the increase in professional fees of approximately $0.4 million.

Other Income

Total other income increased by approximately $0.2 million or 54.2%, from $356,504 for the six months ended June 30, 2021 to $549,796 for the same period in 2022. The other income consists of a gain from a short-term investment, interest income and other income. The increase was mainly due to the increase in approximately $0.1 million in rental income that we subleased part of our office building and interest income, which is due to the increase in average cash and cash equivalent balance, of approximately $0.1 million.

Provision for Income Taxes

Our provision for income taxes amounted to nil for the six months ended June 30, 2021 and 2022. We generated most of our income from the subsidiaries of our VIE Jiangsu Yanggu Culture Development Co., Ltd. that had preferential tax treatment which are formed and registered in Kashi in Xinjiang Provence, China. We also have provided 100% valuation allowance on net operating losses of Jiangsu Yanggu Culture Development Co., Ltd. which incurred losses.

Net Income

Our net income decreased by approximately $4.5 million, or 44.2%, from $10,080,153 for the six months ended June 30, 2021 to $5,623,456 for the same period in 2022. Such change was the result of the combination of the changes as discussed above.

Basic and diluted earnings per share

Basic and diluted earnings per share were $0.27 and $0.49 for the six months ended June 30, 2022 and 2021, respectively, representing a 44.9% decrease.

About Oriental Culture Holding LTD

Oriental Culture Holding LTD is an online provider of collectibles and artwork e-commerce services, which allows collectors, artists, art dealers and owners to access an art trading market with a wider range of collectibles and artwork investors. Through its subsidiaries in Hong Kong, the Company provides trading facilitation for individual and institutional customers of all kinds of collectibles, artwork and certain commodities on its online platforms, as well as online and offline integrated marketing, storage and technical maintenance services to customers in China. For more information about the Company, please visit: www.ocgroup.hk.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department

Email: IR@ocgroup.hk

Phone: (852) 2110-3909

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2022	December 31, 2021
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$38,707,190	$29,398,047
Short-term investment	1,877,336	3,748,900
Accounts receivable, net	44,707	47,060
Accounts receivable - related parties	7,352	8,093
Other receivables and prepaid expenses	879,502	1,385,394
Other receivables - related party	4,041,459	928,913
Escrow	600,000	600,000
Total current assets	46,157,546	36,116,407

PROPERTY AND EQUIPMENT, NET	9,510,964	9,904,289

OTHER ASSETS
Certificate of deposit	-	3,136,910
Right-of-use assets	45,614	11,494
Cost method Investment	967,733	548,151
Intangible assets, net	988,324	1,120,021
Total other assets	2,001,671	4,816,576

Total assets	$57,670,181	$50,837,272

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$3,648,982	$1,623,829
Accounts payable - related parties	52,423	1,665
Deferred revenue	688,286	697,863
Other payables and accrued liabilities	414,789	1,284,235
Taxes payable	170,115	29,826
Lease liability - current	34,190	11,494
Total current liabilities	5,008,785	3,648,912

OTHER LIABILITIES
Lease liability - noncurrent	11,424	-

Total liabilities	5,020,209	3,648,912

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.00005 par value, 100,000,000 shares authorized, no shares issued and outstanding as of June 30, 2022 and December 31, 2021	-	-
Ordinary shares, $0.00005 par value, 900,000,000 shares authorized, 30,836,992 shares issued, 21,226,992 shares outstanding as of June 30, 2022 and December 31, 2021, respectively	1,542	1,533
Treasury shares, at cost, 9,610,000 shares issued as of June 30, 2022 and December 31, 2021, respectively	(481)	(481)
Additional paid-in capital	22,070,878	21,884,962
Subscription receivable	-	(1,000,000)
Statutory reserves	112,347	112,347
Retained earnings	30,715,499	25,092,043
Accumulated other comprehensive income (loss)	(249,813)	1,097,956
Total shareholders’ equity	52,649,972	47,188,360

Total liabilities and shareholders’ equity	$57,670,181	$50,837,272

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended June 30,
	2022	2021

OPERATING REVENUES:
Net revenues	$16,947,668	$24,331,668
Net revenues - related parties	99,052	129,071
Total operating revenues	17,046,720	24,460,739

COST OF REVENUES:	(1,076,308)	(1,397,828)

GROSS PROFIT	15,970,412	23,062,911

OPERATING EXPENSES:
Selling and marketing	(7,348,740)	(9,896,261)
Selling and marketing - related party	(43,897)	(341,952)
General and administrative	(3,381,842)	(3,022,333)
General and administrative - related parties	(122,274)	(78,716)
Total operating expenses	(10,896,753)	(13,339,262)

INCOME FROM OPERATIONS	5,073,659	9,723,649

OTHER INCOME
Gain on short-term investment	30,237	45,466
Interest income	167,422	87,251
Other income, net	352,137	223,787
Total other income, net	549,796	356,504

INCOME BEFORE INCOME TAXES	5,623,455	10,080,153

PROVISION FOR INCOME TAX	-	-

NET INCOME	$5,623,455	$10,080,153

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(1,347,769)	(69,596)

COMPREHENSIVE INCOME	$4,275,686	$10,010,557

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	21,052,813	20,444,712

EARNINGS PER SHARE
Basic and diluted	$0.27	$0.49